UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No.1)*

iClick Interactive Asia Group Limited

(Name of Issuer)

Class A ordinary shares, par value of $0.001 per share

(Title of Class of Securities)

G47048 106

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

o	Rule 13d-1(b)

o	Rule 13d-1(c)

X	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Wing Hong Sammy Hsieh

2	Check the Appropriate Box if a Member of a Group

(a)	o

(b)	o

3	SEC Use Only

4	Citizenship or Place of Organization Hong Kong S.A.R.

	5	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With:
	6	Shared Voting Power

2,500,580 ordinary shares. See Item 4.

	7	Sole Dispositive Power

0

	8	Shared Dispositive Power
2,500,580 ordinary shares. See Item 4.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,580 ordinary shares. See Item 4.

10	Check if the Aggregate Amount in Row (9)

Excludes Certain Shares o

11	Percent of Class Represented by Amount in Row (9)

8.7%. See Item 4.

12	Type of Reporting Person

IN

1	Names of Reporting Persons Bubinga Holdings Limited

2	Check the Appropriate Box if a Member of a Group

(a)	o

(b)	o

3	SEC Use Only

4	Citizenship or Place of Organization British Virgin Islands

	5	Sole Voting Power
0
Number of Shares Beneficially Owned by Each Reporting Person With:
	6	Shared Voting Power

2,500,580 ordinary shares. See Item 4.

	7	Sole Dispositive Power

0

	8	Shared Dispositive Power
2,500,580 ordinary shares. See Item 4.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,500,580 ordinary shares. See Item 4

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares o

11	Percent of Class Represented by Amount in Row (9) 8.7%. See Item 4.

12	Type of Reporting Person

CO

Item 1(a).	Name of Issuer:
iClick Interactive Asia Group Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
15/F, Prosperity Millennia Plaza
663 King’s Road, Quarry Bay
Hong Kong S.A.R.

Item 2(a).	Name of Person Filing:
Wing Hong Sammy Hsieh

Bubinga Holdings Limited

Item 2(b).	Address of Principal Business Office, or, if none, Residence:
Wing Hong Sammy Hsieh
15/F, Prosperity Millennia Plaza
663 King’s Road, Quarry Bay
Hong Kong S.A.R.

Bubinga Holdings Limited
Vistra Corporate Services Centre
Wickhams Cay II
Road Town, Tortola, VG1110
British Virgin Islands

Item 2(c).	Citizenship:
Wing Hong Sammy Hsieh — Hong Kong S.A.R.

Bubinga Holdings Limited — British Virgin Islands

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value of $0.001 per share (the “Class A Ordinary Shares”). The Issuer’s ordinary shares consist of Class A Ordinary Shares and Class B ordinary shares, par value of $0.001 per share (“Class B Ordinary Shares”). The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights. Each Class B Ordinary Share is convertible at the option of the holder at any time into one Class A Ordinary Share. Each Class B Ordinary Share is entitled to twenty (20) votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

Item 2(e)	CUSIP No.:
G47048 106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

Item 4.Ownership

The following information with respect to the ownership of the Class A Ordinary Shares by each of the reporting persons is provided as of December 31, 2019:

			Sole Power			Shared
			to	Shared	Sole Power to	Power to
	Amount	Percent	Vote or	Power	Dispose or to	Dispose or to
	Beneficially	of	Direct	to Vote or to	Direct the	Direct the
Reporting Person:	Owned:	Class:(1)	the Vote:	Direct the Vote:	Disposition of:	Disposition of:
Wing Hong Sammy Hsieh	2,500,580(2)	8.7%	0	2,500,580(2)	0	2,500,580(2)
Bubinga Holdings Limited	2,500,580(3)	8.7%	0	2,500,580(3)	0	2,500,580(3)

(1)

The percentages set forth in this Schedule 13G are calculated based upon an aggregate of 28,584,491 ordinary shares, comprised of 23,763,883 Class A Ordinary Shares and 4,820,608 Class B Ordinary Shares, outstanding as of September 30, 2019, as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 27, 2019.

(2)

Includes (i) 2,500,580 Class B Ordinary Shares held by Bubinga Holdings Limited, which may be converted into 2,500,580 Class A Ordinary Shares at any time by the holder thereof. Mr. Wing Hong Sammy Hsieh is the sole director of Bubinga Holdings Limited.

(3)	Includes (i) 2,500,580 Class B Ordinary Shares held by Bubinga Holdings Limited, which may be converted into 2,500,580 Class A Ordinary Shares at any time by the holder thereof.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable
Item 8.	Identification and Classification of Members of the Group
Not applicable
Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.Certifications

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2020

Wing Hong Sammy Hsieh	/s/ Wing Hong Sammy Hsieh
Bubinga Holdings Limited	By:	/s/ Wing Hong Sammy Hsieh
	Name:	Wing Hong Sammy Hsieh
	Title:	Director

LIST OF EXHIBITS

Exhibit 99.1 — Joint Filing Agreement